# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 097209
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001895949

## Reporting persons
- Mossytree Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Oregon (OR); member of a group; sole voting power 0; shared voting power 2,695,762; sole dispositive power 0; shared dispositive power 2,695,762; aggregate amount beneficially owned 2,695,762 (17.7% of the class)
  Comment: Mossytree is the record holder of 103,005 shares of Class A Common Stock and 2,592,757 common units of Vacasa Holdings LLC, which may be redeemed by the Reporting Persons for shares of Class A Common Stock on a one-for-one basis. Eric Breon is the President of Mossytree and in such capacity may be deemed to share beneficial ownership of the securities held of record by Mossytree.
  
  The percentage of class represented in line (9) assumes that there are a total of 15,196,119 Class A Shares outstanding, which is the sum of (i) 12,453,362 shares of Class A Common Stock outstanding as of November 3, 2023, based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023, (ii) 50,000 common units of Vacasa Holdings LLC converted to 100,000 shares of Class A Common Stock by Mossytree, Inc. on November 22, 2023, (iii) 100,000 common units of Vacasa Holdings LLC converted to 100,000 shares of Class A Common Stock by Mossytree, Inc. on December 26, 2023, and (iv) the 2,592,757 Class A Shares issuable upon conversion of the 2,592,757 common units of Vacasa Holdings LLC held by Mossytree, Inc.
- Breon Eric: type of reporting person: individual (IN); citizenship or place of organization: Washington (WA); member of a group; sole voting power 0; shared voting power 2,695,762; sole dispositive power 0; shared dispositive power 2,695,762; aggregate amount beneficially owned 2,695,762 (17.7% of the class)
  Comment: Mossytree is the record holder of 103,005 shares of Class A Common Stock and 2,592,757 common units of Vacasa Holdings LLC, which may be redeemed by the Reporting Persons for shares of Class A Common Stock on a one-for-one basis. Eric Breon is the President of Mossytree and in such capacity may be deemed to share beneficial ownership of the securities held of record by Mossytree.
  
  The percentage of class represented in line (9) assumes that there are a total of 15,196,119 Class A Shares outstanding, which is the sum of (i) 12,453,362 shares of Class A Common Stock outstanding as of November 3, 2023, based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023, (ii) 50,000 common units of Vacasa Holdings LLC converted to 50,000 shares of Class A Common Stock by Mossytree, Inc. on November 22, 2023, (iii) 100,000 common units of Vacasa Holdings LLC converted to 100,000 shares of Class A Common Stock by Mossytree, Inc. on December 26, 2023, and (iv) the 2,592,757 Class A Shares issuable upon conversion of the 2,592,757 common units of Vacasa Holdings LLC held by Mossytree, Inc.

## Item 1. Issuer
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, OREGON, 097209.

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
Eric Breon
Mossytree Inc. ("Mossytree")
Address of principal business office or, if none, residence: 201 SW Dogwood Ln, White Salmon, WA 98672
Citizenship: Eric Breon is a citizen of the United States. Mossytree is organized under the laws of Oregon.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 9 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 9 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 9 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 9 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 9 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Mossytree, certain affiliates of Silver Lake Partners, certain affiliates of Riverwood Capital Partners, Level Equity Management, TPG Pace Solutions Corp. and Mossytree Inc. (collectively, the "Stockholders") are parties to a Stockholders Agreement (the "Stockholder Agreement"), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, certain of the Reporting Persons acknowledge and agree that they are acting as a "group" with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. The other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mossytree Inc.: Eric Breon, President (01/22/2024)
- Breon Eric: Eric Breon, Self (01/22/2024)